UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________
FORM 11-K
_____________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL DYNAMICS CORPORATION
401(K) PLAN 5.0

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL DYNAMICS CORPORATION
11011 Sunset Hills Road
Reston, Virginia 20190

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
General Dynamics Corporation 401(k) Plan 5.0:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation 401(k) Plan 5.0 (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2021 and Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2007.
McLean, Virginia
June 16, 2022

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

	2021	2020
Assets:
Investments in Master Trust at fair value	$2,123,576,745	$2,031,964,841
Investments in Master Trust at contract value	445,667,372	484,733,315
Notes receivable from participants	21,707,631	34,390,069
Contributions receivable – employer	2,353,784	2,697,463
Contributions receivable – participant	850,535	1,026,705
Total assets	2,594,156,067	2,554,812,393
Liabilities:
Accrued administrative expenses	77,941	85,122
Net assets available for benefits	$2,594,078,126	$2,554,727,271
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2021

Additions to net assets attributed to:
Participation in net income of Master Trust	$489,850,083
Interest income from notes receivable from participants	1,203,526
Contributions:
Rollovers	325,737
Participant	38,997,684
Employer	19,342,425
Total contributions	58,665,846
Total additions	549,719,455
Deductions from net assets attributed to:
Benefits paid to participants	221,295,186
Administrative expenses	644,203
Total deductions	221,939,389
Net increase prior to transfers	327,780,066
Net transfers within the Master Trust	(288,429,211)
Net increase	39,350,855
Net assets available for benefits:
Beginning of year	2,554,727,271
End of year	$2,594,078,126
See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2021 and 2020

(1)Plan Description

The following description of the General Dynamics Corporation 401(k) Plan 5.0 (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
(a)General
The Plan is a defined contribution plan covering eligible employees of General Dynamics Corporation (the Company, Employer, Plan Administrator, or the Plan Sponsor) and its subsidiaries. Employees subject to a collective bargaining agreement are not eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is one of six plans that participate in the General Dynamics Corporation 401(k) Plan Master Trust Agreement (Master Trust).
(b)Plan Administration
Fidelity Management Trust Company (Fidelity) holds the Plan’s assets as the Plan’s trustee and Fidelity Workplace Services, LLC is the Plan’s recordkeeper.
(c)Contributions
Participants are eligible to participate in the Plan upon hire. As described in the supplements to the Plan Document, participants may contribute from 1% up to 50% of eligible compensation as pre-tax deferrals, Roth deferrals or after-tax contributions, up to the statutory limits defined by the Internal Revenue Code (IRC).  The Plan has an automatic enrollment feature under which new employees who do not make a contrary election as described in the Plan document will automatically be enrolled in the Plan. The Plan's automatic enrollment deferral rate is 6%. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans (rollovers). The Plan has an Employer matching contribution of 100% of the first 4% of eligible compensation contributed to the Plan, and 50% of the next 2% of eligible compensation contributed to the Plan.  The Plan is intended to be a safe harbor plan as defined in the IRC.
(d)Participant Accounts
Each participant directs his or her contributions to be invested in various funds. Changes to investment elections can be made according to rules set by the Company in the Plan Document. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings and losses, less an allocation of administrative expenses. The benefit to which a participant is entitled is the vested balance of his or her account.
The assets of the Plan that are invested in the General Dynamics Corporation Common Stock are in a separate fund (the GD Stock Fund) which constitutes an Employee Stock Ownership Plan (an ESOP) under certain sections of the IRC, as amended. Participants are given the right to take a distribution of regularly scheduled dividends of the General Dynamics Corporation Common Stock held in the GD Stock Fund in cash or leave the funds in the Plan to be reinvested in General Dynamics Corporation Common Stock, as provided by the Plan.
(e)Vesting
Participants’ contributions and safe harbor Employer matching contributions and actual earnings thereon are always 100% vested. Employer discretionary contributions, if applicable, are subject to a three‑year cliff vesting schedule.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2021 and 2020

(f)Notes Receivable from Participants
The Plan permits active participants to borrow the lesser of $50,000 less the highest outstanding note receivable (or participant loans or loan) balance during the last 12 months or 50% of the vested amount in their accounts (subject to limits defined in the Plan Document and by the IRC). Loans are secured by the remaining balance in the participants’ accounts. Participants are required to repay the loan by regular payroll deductions over a period of up to five years. The Plan also offers primary residence loans (with terms up to 20 years). Participants can have up to two loans outstanding at any one time, one of which may be a primary residence loan. Loans are issued at the U.S. prime rate of interest plus 1%. Participant loans are recorded at amortized cost, which is the remaining unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan Document.
(g)Payment of Benefits
Participants are eligible to receive benefit payments upon retirement, death, disability or termination of employment. On termination of service, a participant (or designated beneficiary) may elect to (a) receive a lump‑sum amount equal to the value of the participant’s vested interest in his or her account, (b) roll over the value of the participant’s vested interest in his or her account into an eligible retirement plan, (c) receive annual or monthly fixed-amount installment payments, or (d) receive a partial distribution of his or her total vested account balance. Active participants may be eligible to receive in‑service or hardship withdrawals, or withdrawals allowed under the IRC for participants that reach age 59½, subject to the provisions in the Plan Document.
(h)Forfeited Accounts
Forfeitures are used to reduce Employer contributions. At December 31, 2021, participants’ forfeited nonvested accounts were not significant. Forfeitures used during 2021 to reduce Employer contributions were not significant.
(i)Net Transfers Within Master Trust
Effective January 1, 2021, employees of General Dynamics NASSCO, formerly eligible for the Plan, became eligible for the General Dynamics Corporation 401(k) Plan 6.0 (Plan 6.0). The participant account balances and notes receivable from participants were transferred to Plan 6.0 in the amounts of $281,352,584 and $9,948,139, respectively.
The remaining net transfers to and from plans within the Master Trust are a result of individual participants transferring jobs which causes them to become a participant in a different plan that also participates in the Master Trust.
(j)Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks, as well as the risks associated with the on-going Coronavirus pandemic. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2021 and 2020

(b)Investment Valuation and Income Recognition
The Plan’s investments other than fully benefit-responsive investment contracts (referred to herein as guaranteed investment contracts or GICs) are reported at fair value. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Contract value is the relevant measure for the Plan’s GICs, because contract value is the amount Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions.
Purchases and sales of investments are recorded on the trade date. Participation in net income of the Master Trust and investment income consists of dividend income, interest income, and net appreciation (depreciation) in the fair value of investments. Dividends are recognized on the ex‑dividend date, the date on which an entity or an individual must own the stock to receive the pending dividend. Interest income is recorded on an accrual basis. Net appreciation (depreciation) includes the gains and losses on investments bought and sold as well as held during the year.
(c)Investment Concentrations
Through its investment in the Master Trust, the Plan holds shares of General Dynamics Corporation Common Stock representing approximately 36% and 31% of its investments as of December 31, 2021 and 2020, respectively.
(d)Payment of Benefits
Benefits are recorded when paid.
(e)Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
(f)Administrative Expenses
The Master Trust generally pays the administrative expenses of the Plan. The Plan Document provides that the Company may reimburse the Plan for administrative expenses. Administrative expenses reimbursed by the Company were not material.
Company employees perform certain administrative functions that are not reimbursed by the Master Trust. The Plan Document provides that the Company is entitled to reimbursement for these and certain other costs incurred on behalf of the Plan. The Company did not seek reimbursement for any costs in 2021.
Administrative expenses included in the Statement of Changes in Net Assets Available for Benefits are expenses that have been specifically identified as expenses of this Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2021 and 2020

(3)Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on December 13, 2017, indicating that the Plan is a qualified plan under Section 401(a) of the IRC. The Plan is exempt from federal income tax under Section 501(a) of the IRC. Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan Sponsor and the Plan’s counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods. Under the IRS statute of limitations, the Plan is no longer subject to income tax examinations for years prior to 2018.

(4)Investments
(a)General
The Plan’s investments are held by the Master Trust, which was established for the investment of the Plan’s assets and the assets of the General Dynamics Corporation 401(k) Plan 3.0, the General Dynamics Corporation 401(k) Plan 4.0, the General Dynamics Corporation 401(k) Plan 4.5, the General Dynamics Corporation 401(k) Plan 6.0, and the General Dynamics Corporation 401(k) Plan for Represented Employees, collectively the Plans. Net assets and participation in the net income (loss) of the Master Trust are allocated to the Plans according to each Plan’s participants’ investment elections and earnings and losses thereon.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2021 and 2020

The following table presents the net assets of the Master Trust and the Plan's interest in the Master Trust as of December 31, 2021:

	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value
Participant-Directed brokerage accounts	$890,881,116	$113,445,281
General Dynamics Corporation common stock	3,642,185,644	916,479,169
Investments in other equity securities	2,065,841,577	158,014,076
Registered investment companies	631,968,402	49,947,646
Interest bearing cash	48,762,045	7,485,061
Overnight deposit accounts	31,093,107	2,373,012
Collective trusts	11,538,932,989	863,934,340
Fixed-income securities:
US government and municipal	53,118,811	3,662,670
Mortgage and asset-backed	84,017,012	5,793,176
Foreign government	10,971,130	756,486
Corporate debt	1,464,764	101,000
Total investments, at fair value	18,999,236,597	2,121,991,917
Investments, at contract value
Synthetic GICs	2,442,991,796	445,667,372
Non-interest bearing accounts	961,827	72,512
Total assets	21,443,190,220	2,567,731,801

Pending trades payable and accrued expenses	5,715,957	(1,512,316)
Total liabilities	5,715,957	(1,512,316)
Net assets of Master Trust	$21,437,474,263	$2,569,244,117

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2021 and 2020

The following table presents the net assets of the Master Trust and the Plan's interest in the Master Trust as of December 31, 2020:

	Master Trust Balances	Plan's Interest in Master Trust Balances
Investments, at fair value
Participant-Directed brokerage accounts	$726,423,350	$99,097,127
General Dynamics Corporation common stock	2,835,496,628	772,159,310
Investments in other equity securities	1,433,509,010	139,814,293
Registered investment companies	709,966,981	74,362,000
Interest bearing cash	61,881,276	10,796,272
Overnight deposit accounts	17,951,689	1,755,314
Collective trusts	10,230,302,215	919,850,847
Fixed-income securities:
US government and municipal	53,337,251	5,371,275
Mortgage and asset-backed	78,912,923	7,946,847
Foreign government	10,505,291	1,057,925
Corporate debt	1,847,986	186,100
Total investments, at fair value	16,160,134,600	2,032,397,310
Investments, at contract value
Synthetic GICs	2,506,141,006	484,733,315
Non-interest bearing accounts	595,218	64,520
Total assets	18,666,870,824	2,517,195,145

Pending trades payable and accrued expenses	4,955,472	496,989
Total liabilities	4,955,472	496,989
Net assets of Master Trust	$18,661,915,352	$2,516,698,156
The following table presents the changes in net assets of the Master Trust for the year ended December 31, 2021:

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,199,226,834
Interest and dividends	229,779,999
Net investment income	3,429,006,833

Net transfers	(653,447,922)
Total additions	2,775,558,911

Net assets:
Beginning of year	18,661,915,352
End of year	$21,437,474,263

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2021 and 2020

The net appreciation for the Master Trust is net of investment manager fees.
(b)Fully Benefit-Responsive Investment Contracts
The Master Trust holds two fully benefit-responsive synthetic investment contracts that are reported at contract value, which is generally the amount a participant would receive if he or she would initiate a withdrawal or transfer from the contract under the provisions of the Plan.  Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses.  Each synthetic investment contract consists of a wrapper with Metropolitan Life Insurance Company (MetLife) (the Issuer) and underlying investments primarily in debt securities.  The wrapper contracts provide participants with a stable, fixed-rate of return on investments, and protection of principal from changes in market interest rates.  MetLife’s financial strength rating from Standard & Poor’s at December 31, 2021 was AA‑.  The crediting interest rate resets semi-annually and is based on an agreed‑upon formula with the Issuer, but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts' book and market values; the amount and timing of Participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.  Participants will receive the principal and accrued interest upon withdrawal for events such as transfers to other Plan investment options or payments for retirement, termination of employment, disability, death and in‑service withdrawals as permitted by the Plan.
The investment contracts specify certain conditions under which distributions from each contract would be payable at amounts below contract value.  Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company‑initiated events that result in distributions exceeding a set amount.  The contracts limit the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value.  Currently, Plan management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.
(c)Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:
•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2 - Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the assets or liabilities;
•Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2021 and 2020

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020:
General Dynamics Corporation Common Stock, Investments in Other Equity Securities, Interest Bearing Cash and Overnight Deposit Accounts: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1).
Registered Investment Companies: Valued at the closing price reported on the active market in which the individual securities are traded (Level 1). The fair values of private mutual funds are determined using the net asset value as provided by the fund managers (Level 2). Investments in the private mutual funds are redeemable daily at net asset value and there are no restrictions on redemptions.
Participant-Directed Brokerage Accounts: Accounts primarily consist of interest-bearing cash, mutual funds, common stocks, and units of exchange traded funds that are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1).
Corporate Debt and Mortgage and Asset-Backed Securities: Valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (Level 2).
Government Securities: These securities are valued based on institutional bid evaluations (Level 2).
Units of Collective Trusts: The fair values of these private investment securities are determined using the net asset value as provided by the fund managers (Level 2). Investments in collective trusts are redeemable daily at net asset value and there are no restrictions on redemptions.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2021 and 2020

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2021 and 2020:

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2021:
Participant-Directed brokerage accounts	$890,881,116	$890,881,116	$—	$—
General Dynamics Corporation common stock	3,642,185,644	3,642,185,644	—	—
Investments in other equity securities	2,065,841,577	2,065,841,577	—	—
Registered investment companies	631,968,402	365,852,812	266,115,590	—
Interest bearing cash	48,762,045	48,762,045	—	—
Overnight deposit accounts	31,093,107	31,093,107	—	—
Collective trusts	11,538,932,989	—	11,538,932,989	—
Fixed-income securities:
US government and municipal	53,118,811	—	53,118,811	—
Mortgage and asset-backed	84,017,012	—	84,017,012	—
Foreign government	10,971,130	—	10,971,130	—
Corporate debt	1,464,764	—	1,464,764	—
Total investments, at fair value	$18,999,236,597	$7,044,616,301	$11,954,620,296	$—

	Fair value	Quoted price in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2020:
Participant-Directed brokerage accounts	$726,423,350	$726,423,350	$—	$—
General Dynamics Corporation common stock	2,835,496,628	2,835,496,628	—	—
Investments in other equity securities	1,433,509,010	1,433,509,010	—	—
Registered investment companies	709,966,981	453,744,639	256,222,342	—
Interest bearing cash	61,881,276	61,881,276	—	—
Overnight deposit accounts	17,951,689	17,951,689	—	—
Collective trusts	10,230,302,215	—	10,230,302,215	—
Fixed-income securities:
US government and municipal	53,337,251	—	53,337,251	—
Mortgage and asset-backed	78,912,923	—	78,912,923	—
Foreign government	10,505,291	—	10,505,291	—
Corporate debt	1,847,986	—	1,847,986	—
Total investments, at fair value	$16,160,134,600	$5,529,006,592	$10,631,128,008	$—

(5)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will automatically become vested in his or her unvested Employer contributions.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Notes to Financial Statements
December 31, 2021 and 2020

(6)Party‑in‑Interest Transactions
The Plan may, at the discretion of the Plan’s participants or via the Employer matching contribution, invest through the Master Trust an unlimited amount of its assets in the Company’s common stock. The Master Trust held 17,470,557 and 19,052,594 shares of the Company’s common stock as of December 31, 2021 and 2020, respectively. Dividends earned by the Master Trust on the Company’s common stock were $86,068,012 for the year ended December 31, 2021.
The Plan also invests, through the Master Trust, in investment funds managed by the trustee or affiliates of the trustee of the Plan or by one of its investment managers. The Northern Trust Company provides certain investment management and consulting services to the Plan. The Plan also invests, through the Master Trust, in investment funds managed by The Northern Trust Company, or its affiliates. These funds are considered party-in-interest investments. In addition, the Plan invests, through the Master Trust, in common stocks and fixed-income securities of certain of its service providers which are also considered party-in-interest investments. These transactions qualify as exempt party-in-interest transactions. Fees paid to other service providers also qualify as exempt party-in-interest transactions.
Notes receivable from participants are also considered exempt party-in-interest transactions.

(7)Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits at December 31, 2021 and 2020, as reported in the financial statements to the Form 5500:

	2021	2020
Net assets available for benefits as reported in the financial statements	$2,594,078,126	$2,554,727,271
Delinquent notes receivable in financial statements recorded as deemed distributions in the Form 5500	(1,733,967)	(1,974,906)
Net assets available for benefits as reported in the Form 5500	$2,592,344,159	$2,552,752,365
The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2021, as reported in the financial statements to the net increase in net assets reported in the Form 5500:

Net increase in net assets per financial statements	$39,350,855
Deemed distributions of participant loans reported in the 2021 Form 5500	(1,733,967)
Deemed distributions of participant loans reported in the 2020 Form 5500	1,974,906
Net increase in net assets per the Form 5500	$39,591,794

(8)Subsequent Events

Plan management has evaluated subsequent events for recognition and disclosure through June 16, 2022, which is the date the financial statements were available to be issued. No events were deemed relevant for disclosure.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions
Year ended December 31, 2021

Participant contributions transferred late to plan	Total that constitute nonexempt prohibited transactions: $50			Total fully corrected under VFCP and PTE 2002-51
Check here if late participant loan repayments are included [ ]	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
2021	$50	$—	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm.

GENERAL DYNAMICS CORPORATION
401(k) PLAN 5.0
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity date	(d) Cost	(e) Current value
*	Participant Loans	Interest Rates (3.25-8.25%)	#	$19,973,664

*	Party-in-interest
#	Cost information omitted for participant directed investments
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation 401(k) Plan 5.0

by	/s/ Kimberly Kuryea
Kimberly Kuryea Senior Vice President, Human Resources and Administration
Dated: June 16, 2022